Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

Mylan | Upjohn A Pfizer Division

A NEW CHAMPION FOR GLOBAL HEALTH

- Accelerates shared commitments to expand access to medicine
- Capable of meeting the world's diverse therapeutic needs and evolving health needs
- Leader in treating communicable and non-communicable diseases
- Good for patients, payors, governments and health systems

POWERFUL COMMERCIAL PRESENCE DRIVES GLOBAL GROWTH

165+ countries served	**60K+** customers shipped to globally	**~3K** brands and molecules
>80bn doses produced for patients globally	**51** manufacturing sites across OSD, injectables, complex dosage forms and API	**>45K** colleagues

STRONG DIVERSIFIED PIPELINE

$3bn in new revenue from products expected to launch by 2023	**~2/3** will be complex Gx, biosimilars and global key brands

BROAD PORTFOLIO OF TRUSTED BRANDS

Upjohn

Lipitor, Norvasc (amlodipine besylate), Lyrica (pregabalin), Celebrex (celecoxib capsules), Effexor XR, Viagra, Zoloft (sertraline HCl)

Mylan

Amitiza, Dona, Creon (pancrelipase) Supporting life, Ogivri (trastuzumab), Abevmy, Yupelri (revefenacin), Wixela Inhub (fluticasone propionate and salmeterol inhalation powder, USP)

Dymista, Sebivo, Semglee 100 units/ml insulin glARGine, EpiPen, EpiPen Jr, Glatiramer Acetate Injection, Fulphila (pegfilgrastim-jmdb) injection

COMPELLING FINANCIAL PROFILE1 Commitment to solid investment grade profile1, maintaining strategic flexibility and delivering shareholder-friendly capital returns 2020 PRO FORMA OUTLOOK ENHANCED global scale and geographic reach $19 – 20bn $7.5 – 8.0bn >$4bn SUSTAINABLE, expected 2020 expected 2020 pro forma expected 2020 diverse and pro forma revenue2 adjusted EBITDAwith a pro forma FCF differentiated portfolio margin of 40% including and pipeline phased synergies POWERFUL combination of best- FORWARD LOOKING TARGETS in-class capabilities with world-class management team ~$1bn 25% 2.5X expected annual of free cash flow to be gross leverage STRONG cost synergies paid as dividend first full targeted by the end and sustainable cash by 2023 quarter after close of 2021 flows enabling strong return of capital DIVERSIFIED AND BALANCED 2020 PRO FORMA REVENUE2 MIX Developed Markets Biologics US Gx (North America and 4% 15% Western Europe) ~55% OTC Other Emerging Ex-US Gx 6% Markets 19% ~15% Geography Product Mix Rx Asia Pacific 56% ~30% TRANSACTION SUMMARY REVERSE MORRIS TRUST DOMICILED 57% / 43% OF TRANSACTION IN THE US COMBINED COMPANY expected to be tax free to Pfizer with global centers in Pittsburgh, owned by Pfizer / Mylan and Pfizer shareholders, taxable Hyderabad and Shanghai shareholders to Mylan shareholders Focused on delivering shareholder value and high-quality governance 1Source: Management; 22020 Pro Forma outlook reflects Lyrica U.S. LOE and China Volume Based Procurement

Forward-Looking Statements

This fact sheet contains “forward-looking statements”. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s and Newco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and related standards, or on an adjusted basis (“Non-GAAP measures”); the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s and Upjohn’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan and Newco’s capacity to bring new products to market, including but not limited to where it uses its business judgment and decides to manufacture, market and/or sell products directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing and outcome of any ongoing legal proceedings and the impact of such proceedings on Mylan’s and Newco’s consolidated financial condition, results of operations and/or cash flows; Mylan’s and Newco’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of the business of Mylan or Newco; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). You can access Pfizer’s or Mylan’s filings with the SEC through the SEC website at www.sec. gov or through Pfizer’s or Mylan’s website, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan or Newco undertake no obligation to update any statements herein for revisions or changes after the date of this fact sheet.

Additional Information and Where to Find It

This fact sheet shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Newco and Mylan, which will immediately follow the proposed separation of the Upjohn Business from Pfizer (the “proposed transaction”), Newco, Mylan and Mylan Newco intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Newco expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/ sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

Participants in the Solicitation

This fact sheet is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.